EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%	—	65
Omnicom Capital Inc.	Connecticut	100%	1	7
Omnicom Europe Limited	United Kingdom	100%	6	454
True North Communications, Inc.	Delaware	100%	15	235
Omnicom Oceania Pty Limited	Australia	100%	—	70
Omnicom Finance Holdings plc	United Kingdom	100%	—	2
Omnicom Capital Holdings plc	United Kingdom	100%	—	3
Omnicom Digital Commerce LLC	Delaware	100%	7	2
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%	—	34
BBDO Worldwide Inc.	New York	100%	17	50
DDB Worldwide Communications Group LLC	New York	100%	4	17
TBWA Worldwide Inc.	New York	100%	2	21
DAS Holdings LLC	Delaware	100%	56	9
Omnicom Media Group Holdings Inc.	Delaware	100%	25	7
Acxiom, LLC	Delaware	100%	11	6
Mediabrands Worldwide, Inc.	California	100%	13	1
McCann-Erickson Worldwide, Inc.	Delaware	100%	3	7